Exhibit 3.1

State of Delaware Secretary of State Division of Corporations Delivered 04:18 PM 07/10/2024 FILED 04:18 PM 07/10/2024 SR 20243106659 - File Number 4715806	AMENDMENT TO THE

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
HUDSON ACQUISITION I CORP.

July 8, 2024

HUDSON ACQUISITION I CORP., (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

1.	The name of the Corporation is “Hudson Acquisition I Corp.”. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 13, 2021 (the “Original Certificate”). An Amended and Restated Certificate of Incorporation, which both amended and restated the provisions of the Original Certificate, was filed in the office of the Secretary of State of the State of Delaware on May 7th, 2021 (the “Amended and Restated Certificate of Incorporation”), a Second Amended and Restated Certificate of Incorporation, which both amended and restated the provisions of the Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on October 18, 2022 (the “Second Amended and Restated Certificate of Incorporation”). The Second Amended and Restated Certificate of Incorporation is referred to herein as the “Charter”.

2.	This third amendment (the “Amendment”) to the Second Amended and Restated Certificate of Incorporation further amends the Charter.

3.	This Amendment to the Second Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote by holders of at least 65% of the outstanding shares of Common Stock who attended and voted (in person online or by proxy) at a meeting of stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”).

4.	The text of Section E of the Sixth Article of the Charter is hereby amended by deleting the following words:

“(iii) up to 18 months from the consummation of the IPO if the Corporation elects to extend the amount of time to complete a Business Combination (in any case, such date being referred to as the “Termination Date”), in accordance with the terms of the Investment Management Trust Agreement to be entered into by and between the Corporation and certain institutional entities (the “Trust Agreement”)”

and replacing them with the words:

“(iii) up to 36 months from the consummation of the IPO if the Corporation elects to extend the amount of time to complete a Business Combination (in any case, such date being referred to as the “Termination Date”), as the Corporation may choose to do up to nine (9) times in one-month increments (each a “Monthly Extension”) until October 18, 2025, which shall no longer require monthly deposits into the Trust Account as of July 5, 2024.;

5.	The text of Article Sixth of the Charter is hereby amended by adding a definition of IPO Rights, and will also add (A)(ii) to Article Sixth, to add “and IPO Rights”, which shall now read as follows:

“or (ii) provide its holders of IPO Shares and IPO Rights with the opportunity to sell their shares and rights to the Corporation by means of a tender offer (“Tender Offer”)”.

IN WITNESS WHEREOF, Hudson Acquisition I Corp. has caused this Amendment to be duly executed in its name and on its behalf by an authorized officer as of this 8th day of July, 2024.

HUDSON ACQUISITION I CORP.

By:	/s/ Warren Wang
Name:	Warren Wang
Title:	Chief Executive Officer